Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In respect of the annual meeting of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held on May 11, 2022 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote.

Appointment of Auditors – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	158,753,070	13,338,963	92.25%

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the non- binding advisory vote to accept the approach to executive compensation disclosed in the Circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	145,344,269	18,387,399	88.77%

Election of Directors – Eight nominees were proposed by management.

According to votes received by the scrutineers, the Chair of the Meeting declared that each of the eight nominees proposed by management was elected as a director of the Corporation until the next annual meeting of shareholders, or until such person’s successor is elected or appointed. The results are listed below:

1)  Management Nominees

	For	Withheld	% of Votes Cast For (rounded)
George Burns	146,135,699	17,515,069	89.30%
Caroline Donally	146,039,082	17,611,686	89.24%
R. Peter Gillin	137,359,012	26,291,756	83.93%
Alfred P. Grigg	141,613,637	22,037,131	86.53%
Stephen Jones	143,288,704	20,362,064	87.56%
Russel C. Robertson	142,576,987	21,073,781	87.12%
Maryse Saint-Laurent	142,659,877	20,990,891	87.17%
Steve Thibeault	145,569,018	18,081,750	88.95%

Dated at Montreal, Quebec this 11th day of May 2022.

By:	/s/ Dustin Isaacs
Dustin Isaacs
Secretary of the Meeting